Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

October 28, 2005
Our ref. No. PI 029

The U.S. Securities and Exchang[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Consolidated Financial Results for the Six Months ended September 30, 2005 (US GAAP)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations Office

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005

AND

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2005

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583

October 28, 2005
Mitsubishi Corporation

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the six months ended September 30, 2005 (unaudited)
(Based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2005	9,013,659	164,108	234,198
September 30, 2004	8,190,099	98,088	121,385
For the year ended March 31, 2005	17,132,704	183,365	209,799

	Net income	Net income per share	Net income per share (diluted basis)
For the six months ended	Millions of Yen	Yen	Yen
September 30, 2005	178,312	113.54	104.45
September 30, 2004	89,970	57.47	53.09
For the year ended March 31, 2005	182,369	116.49	107.58

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
September 30, 2005	9,541,984	1,965,439	20.6	1,175.13
September 30, 2004	8,544,433	1,293,973	15.1	826.52
As of March 31, 2005	9,093,372	1,504,454	16.5	960.85

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2005	129,559	39,507	(106,041)	642,594
September 30, 2004	36,621	(65,572)	(50,092)	399,529
For the year ended March 31, 2005	148,190	(2,418)	(53,373)	569,005

4. Prospects for the year ending March 31, 2006

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2006	18,000,000	340,000

(Forecast of Net income per share for the year ending March 31, 2006 : 203.29 Yen)

5. Number of consolidated subsidiaries : 375
Number of affiliated companies accounted for by the equity method : 179

6. Increase / Decrease in the Number of consolidated subsidiaries

Consolidated subsidiaries: <Increase> 31 companies <Decrease> 22 companies
Affiliated companies accounted for by the equity method : <Increase> 41 companies <Decrease> 5 companies

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the six months ended September 30, 2004 have been restated.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including energy, metals, machinery, chemicals and living essentials through our domestic and overseas network. Some of our basic functions -- finance, information, logistics and marketing -- enhance the above activities and enable us to provide comprehensive services to customers. We also are involved in diverse businesses by actively investing in areas such as natural resources development and project development.

Mitsubishi Corporation organizes business groups according to products and services. Products and services are managed through the business groups of the parent company, subsidiaries, and affiliated companies (Subsidiaries: 884, Affiliated companies: 380).

The following table shows products and services by business group and major subsidiaries and affiliated companies.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATED COMPANIES
NEW BUSINESS INITIATIVE (146 companies in total)	IT, Media & Communication, Financial Services, Consumer-Related Business, Logistics, Healthcare & Life care, etc.	RYOKO LOGISTICS CORPORATION IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD MITSUBISHI CORPORATION FINANCE PLC (105)	MS COMMUNICATIONS CO., LTD. CREATE RESTAURANTS INC. (41)
ENERGY BUSINESS (112 companies in total)	Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc.	MITSUBISHI SHOJI SEKIYU CO., LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY., LTD. (82)	JAPAN AUSTRALIA LNG(MIMI) PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD SAKHALIN ENERGY INVESTMENT CO., LTD (30)
METALS (262 companies in total)	Ferrous Products, Coals, Ore, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc.	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD. (190)	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L. (72)
MACHINERY (321 companies in total)	Power & Electrical Systems, Transportation Systems, Elevators, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Aerospace, etc.	NIKKEN CORPORATION NORELEC DEL NORTE, S.A.DE C.V. TRI PETCH ISUZU SALES CO., LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. MKG BANK GMBH (219)	MITSUBISHI AUTO CREDIT-LEASE CORP. DIAMOND CITY CO., LTD. SPACE COMMUNICATIONS CORPORATION (102)
CHEMICALS (84 companies in total)	Chemical Products, Raw Material for Synthetic Fiber, Fertilizer, Functional Chemicals, Synthetic Raw Materials and Plastics, Food Additives, Feed Additives, Advanced Materials, etc.	MITSUBISHI SHOJI PLASTICS CORP. TOWA CHEMICAL INDUSTRY CO., LTD. MITENI S.P.A. (51)	KOHJIN CO., LTD. SPDC LTD. METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD. (33)
LIVING ESSENTIALS (242 companies in total)	Foods & Food Products, Textiles, General Merchandise, etc.	RYOSHOKU LTD. TOYO REIZO CO., LTD. SAN-ESU INC. MEIDI-YA CORPORATION MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED (156)	COCA-COLA CENTRAL JAPAN CO., LTD KENTUCKY FRIED CHICKEN JAPAN LTD. LAWSON, INC. LIFE CORPORATION MITSUBISHI CEMENT CORPORATION (86)
OTHER (58 companies in total)	Finance, Accounting, Personnel, General affairs, etc.	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES (JAPAN) LTD. (42)	(16)

REGIONAL SUBSIDIARIES (39 companies in total)	Handling of a broad range of products, similar to the parent company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION (HONG KONG) LTD. (39)

Note: Among the above-listed subsidiaries, RYOSHOKU LTD. (Tokyo Stock Exchange 1st section) and NIPPON CARE SUPPLY CO., LTD. (Tokyo Stoc Exchange Mothers) are listed companies.

Consolidated Financial Results for the Year Ended September 30, 2005 (Based on US GAAP)

Mitsubishi Corporation

TOKYO, October 28, 2005..... Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the six months ended September 30, 2005.

I. Management Policies

1. Management Policies

In July 2004, Mitsubishi Corporation launched a new medium-term management plan. Covering the four-year period from fiscal 2005 to fiscal 2008, the plan is called INNOVATION 2007—Opening Up A New Era.

(1) The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

Amid increasing structural change in society, this vision means proposing and creating new paradigms by changing industries based on market needs. It also means supporting the creation of new, next-generation industries. These aims will be achieved by leveraging two of the company's strengths: participation in all manner of industries on a global basis and an innate ability to shape markets. Thus Mitsubishi Corporation's vision is to play the dual role of contributing to the development of industries and formulating growth strategies with customers.

(2) The 4-Year Business Plan and Its Targets

Guided by this vision, Mitsubishi Corporation envisions a triple jump image of growth: "hop," "step" and "jump." The first two stages, "hop" and "step," are each two-year periods, together covering the four-year period of the plan, which will take the company to the "jump" stage.

During the "hop" stage, the company will place emphasis on the strengthening of management systems, actions to develop growth businesses of the future and the development of human resources. The "step" stage will see the continuation of strategies to take the company to a new growth plane. In the "jump" stage, the goal is to create an operating framework which consistently enables the company to achieve consolidated net income of over 200 billion yen.

In fiscal 2006, Mitsubishi Corporation is projecting consolidated net income of 340 billion yen. This forecast is based on ongoing actions to allocate management resources in a manner that prioritizes strategic business fields, and favorable conditions in natural resource markets.

Mitsubishi Corporation's policy is to continuously execute a growth strategy so as to achieve, on a consistent basis, consolidated net income of at least 200 billion yen even without the benefit of strong natural resource markets. However, at the close of fiscal 2006, the end of the "hop" period, the company plans to review the numerical targets of INNOVATION 2007, taking into consideration the medium- and long-term prospects for the economic environment, including such factors as natural resource prices.

(3) **Specific Policies**

Mitsubishi Corporation will devise and implement various strategies to achieve the following three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
   (Medium- to Long-term Growth Strategy)
2) Develop Human Assets
   (Motivate Employees and Enhance Their Business Sensitivity)
3) Reinforce Internal Systems
   (Continuously Strengthen the Management System)

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

Mitsubishi Corporation's medium- to long-term growth strategy consists of the following policies.

1. Strengthening Core Businesses

Mitsubishi Corporation's strategy is to concentrate management resources in areas that are expected to grow and where it can leverage its strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

To support these growth strategies, Mitsubishi Corporation will strengthen Corporate Staff functions, namely financial accounting, finance, corporate revitalization and business strategy proposal. At the same time, it will upgrade the activities of its network in Japan and abroad to support growth in global business investments under consolidated group management. By also enhancing the ability of oversea offices to provide business sensitive information, the company aims to increase business opportunities.

2. Target Future Strategic Fields

To participate in next-generation strategic fields, Mitsubishi Corporation appointed a Chief Innovation Officer on April 1, 2005 and at the same time established the Innovation Center, which reports directly to this officer.

The Innovation Center, in addition to its current company-wide development endeavors, will coordinate and promote the innovation strategy of Mitsubishi Corporation as a whole. This will include involvement in new businesses in each business group and

making greater use of cross-organizational workshops, which are established on a case-by-case basis to tackle areas of interest to multiple business groups.

3. Actions in Strategic Regions

Mitsubishi Corporation regards China and India, countries enjoying remarkable economic growth, as strategic regions that demand a company-wide emphasis. Regarding China in particular, on April 1, 2005 Mitsubishi Corporation appointed a China Regional Officer (a director to be responsible for China) and established the China Business Strategy Office under this officer. The China Regional Officer will formulate and promote a company-wide strategy for China as well as work with business groups on their individual strategies for the country.

2) Develop Human Assets

(Motivate Employees and Enhance Their Business Sensitivity)

Mitsubishi Corporation is putting in place systems and creating the environment, as outlined below, for nurturing and retaining human resources and motivating employees further.

1. Nurture and Retain Human Resources to Support Growth

Mitsubishi Corporation recognizes the importance of its obligation to develop human resources with outstanding business sensitivity and trust as the foundation of its business. Based on this recognition, the company is grooming people with the ability to function as CEOs and CFOs of its subsidiaries and affiliated companies, as well as grooming reliable people with the ability to build businesses responding to customers' needs, which has been in line with our basic human resource management policy.

2. Systems to Motivate Employees Further

Ongoing efforts are being made to establish personnel systems, such as evaluation and training systems, so as to further motivate employees and bring out the best in them.

3) Reinforce Internal Systems

(Continuously Strengthen the Management System)

To advance its growth strategy and upgrade group management, Mitsubishi Corporation is further strengthening its management system.

1. Mitsubishi Corporation continues to use its basic management infrastructure, namely balance sheet management methods, Mitsubishi Corporation Value Added (MCVA) and the Business Unit (BU) system that were introduced to promote the prioritization of strategic business fields, as it further strengthens the management of its business portfolio.
2. Mitsubishi Corporation is refining management systems using IT and establishing systems that facilitate decision-making by providing management with more accurate information on a more timely basis.
3. Mitsubishi Corporation is strengthening and continuously improving internal control systems on a consolidated basis so as to ensure compliance, proper financial reporting

and the efficient monitoring, managing and handling of all business risks in a systematic manner.

(4) About Stakeholders

Under INNOVATION 2007, Mitsubishi Corporation's stance on stakeholders is expressed in a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. The company's policy is to manage the company in a way that considers the balance among all stakeholder interests.

2. Basic Policy Regarding the Appropriation of Profits

While maintaining its basic policy of using retained earnings to accelerate growth and maximize corporate value, since fiscal 2005, Mitsubishi Corporation has been taking into consideration consolidated net income, as well as retained earnings available for dividends under the Japanese Commercial Code, to directly return profits to shareholders in line with operating results in each period. Accordingly, the company plans to take into account results for the current fiscal year when determining the fiscal 2006 dividend. (In the event that the current forecast for consolidated net income of 340 billion yen is met, Mitsubishi Corporation plans to increase the annual ordinary dividend per common share of 26 yen from the previous forecast to around 30 yen per share for fiscal 2006, representing an increase of roughly 4 yen.)

The company will continue to consider ways of returning more profits to shareholders in line with stronger earnings, while taking into consideration a range of factors such as investment and other plans designed to sustain earnings and support its growth strategy.

3. Corporate Governance Framework

(1) Basic Stance on Corporate Governance and Internal Control

While Mitsubishi Corporation continues to strengthen its management system with the aim of ensuring sustainable earnings growth over the medium and long term, the INNOVATION 2007 medium-term management plan also positions the continuous strengthening of corporate governance and refinement of internal control systems as key management issues. Mitsubishi Corporation is implementing various initiatives while giving due consideration to the Tokyo Stock Exchange's "Principles of Corporate Governance for Listed Companies."

(2) Implementation Status of Initiatives Concerning Corporate Governance and Internal Control

1) Corporate Governance Framework

Mitsubishi Corporation has a corporate auditor system. Furthermore, in addition to organizations and governance systems required by law, Mitsubishi Corporation is improving and strengthening its corporate governance system, such as by appointing outside directors, and introducing the executive officer system and setting up advisory

committees.

The company's Board of Directors has 17 members, 4 of whom are outside directors. The Board is responsible for deciding on important management issues and overseeing business execution. In 2001, the adoption of an executive officer system clarified the separation of the roles and responsibilities of directors and executive officers. In addition, the establishment of the Governance Committee and International Advisory Committee as advisers to the board has enhanced management oversight by the Board of Directors. Furthermore, the term of directors was reduced from two years to one year, to provide greater flexibility in determining the composition of the Board of Directors.

The president, as the company's Chief Executive Officer, and the Executive Committee, the highest ranking decision-making body of executive officers, execute the company's day-to-day business operations. Important management issues are decided through discussions with the Board of Directors after referral from the Executive Committee.

2) Internal Control System

Mitsubishi Corporation works continuously to improve its internal control systems on a consolidated basis, to ensure regulatory compliance, to maintain the credibility of financial reporting, and to ensure that business is conducted efficiently while effectively managing risk. The company is implementing the following specific initiatives:

1. Compliance (Observance of Laws and Ordinances and Respect for Social Norms)

The Three Corporate Principles and Corporate Standards of Conduct underpin Mitsubishi Corporation. Also, as necessary, Mitsubishi Corporation establishes internal regulations for the purpose of conducting legal and fair business activities.

Moreover, the company works continuously to enhance its compliance system. This includes making all Mitsubishi Corporation personnel fully aware of the "Mitsubishi Corporation Code of Conduct," the establishment of the post of Chief Compliance Officer and the Compliance Committee, and the establishment of various channels, including attorneys outside the company, through which employees can communicate and consult on matters pertaining to compliance.

To strengthen compliance systems at domestic and overseas subsidiaries in the same way as Mitsubishi Corporation, each company is building a compliance system suited to the particular nature of its business model and other aspects of the company. At the same time, to raise the effectiveness of compliance systems, various steps are being taken, such as establishing channels for reporting and consulting on compliance matters that are common to domestic and overseas subsidiaries.

2. Maintaining Credibility of Financial Reporting

To maintain the credibility of financial reporting, personnel responsible for financial

reporting have been appointed to each business group and at domestic and overseas offices. Under the oversight of the CFO of Mitsubishi Corporation, the company works to prepare and disclose fair consolidated financial statements on a timely basis.

To further enhance this credibility, an organization was established last year to lead efforts in building an internal control system of a level required by the U.S. Sarbanes-Oxley Act of 2002, which is deemed the strictest corporate governance standard in the world. As part of these efforts, business processes and risk controls are being documented and periodic evaluations are carried out concerning the establishment and operation of internal controls.

In June 2005, the company established the Disclosure Committee chaired by the CFO. This committee's establishment is intended to evaluate the adequacy of annual reports and other disclosure documents.

3. Risk Management

In the course of its business activities, Mitsubishi Corporation encounter various forms of risk, including business strategy, legal, information management, environmental and natural disaster risk. The company designates responsible departments and formulates internal regulations for managing and controlling these risks. With regard to business strategy risk, the company manages risk through the Executive Committee, with advice from the Portfolio Management Committee, by analyzing the risk-return profiles of individual businesses and projects. The approach depends on the type of risk associated with credit, markets and business investments as well as country risk, Mitsubishi Corporation also endeavors to appropriately manage risk and allocate resources by regularly monitoring the status of risk management across the company as a whole.

With regards to information security measures, Mitsubishi Corporation established the ISMS (Information Security Management System) Committee, which works to continuously upgrade the company's information security system. Actions include responding to the Personal Information Protection Law enforced in Japan in April 2005.

4. Integrated Promotion of Internal Control Systems

In order to ensure the efficient promotion of the above internal control systems by preventing omission and duplication, the company has established an Internal Control Coordination Office within the Corporate Staff Section to oversee the integrated promotion of related measures.

3) Internal Audits, Audits by Corporate Auditors, and Independent Audits

1. Internal Audits (Number of people is as of September 30, 2005)

Regarding internal audits of Mitsubishi Corporation, the Internal Audit Department has

around 65 staff members who conduct audit of the company, regional subsidiaries and affiliated companies from a company-wide perspective. In addition, there are about 55 staff members in total of each business group who conduct internal audits of their group and also including internal audit organizations established in overseas offices. Internal audits are carried out on a consolidated basis under this framework.

These audits are conducted after selecting audit targets based on an annual audit plan. The results of internal audits are reported to the president, corporate auditors and other related parties, and twice a year to the Board of Directors and Executive Committee.

2. Corporate Auditors (Organization, Number of People and Procedure for Audits)

Regarding audits by corporate auditors, the five corporate auditors, including three external auditors, utilize the five staff members of the Corporate Auditors Office, which is under their direct control. At the same time, the corporate auditors attended meetings of the directors and other important meetings and hold discussions with internal departments, including important offices in Japan and overseas, as well as visit mainly subsidiaries that are important from the perspective of group management to conduct audits.

3. Independent Auditors

The company's independent auditors are Masahiro Watanabe, Shuko Shimoe, Michio Fujii and Takashi Mine, who belong to Deloitte Touch Tohmatsu / Tohmatsu & Co.

4. Cooperation between Internal Auditors, Corporate Auditors and Independent Auditors

The Internal Audit Dept., corporate auditors and independent auditors work to strengthen cooperation by regularly exchanging information. In addition, the corporate auditors exchange information with the corporate auditors and independent auditors of subsidiaries and other entities that are important from the perspective of group management.

4) The following diagram shows the structures that are in place with respect to 1) to 3) above.



General Meeting of Shareholders
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Request
Audit/Report
Report
Board of Directors
Corporate Auditors (Board of Corporate Auditors)
Corporate Auditors
Advice
Audit
Audit
Report
Governance Committee
International Advisory Committee
Appointment and Oversight
Submit Important Matters and Report on Execution of Operations
[Executive Officers and Executive Organization]
President and CEO
Executive Committee
Internal Audit Dept.
Business Activity Audit
Corporate Staff Section
[Main Committees Related to Internal Control]
ISMS Committee
Disclosure Committee
Compliance Committee
Portfolio Management Committee
6 Business Groups
Group / offices internal audit organizations
Divisions / BUs
Domestic and Overseas Offices
Subsidiaries and Affiliates

4. Matters Concerning the Parent Company and Other Entities

None

II. Operating Results and Financial Position

1. General Operating Environment

In the first six months of fiscal 2006, the global economy continued to grow at a modest pace. Despite some concerns such as surging raw material and energy prices and a number of large hurricanes that inflicted major damage on the southern U.S., expansion was supported by steady growth in the U.S. economy and high growth in China and other emerging economies.

In the U.S., employment continued to trend upward, while consumer spending on automobiles and other items and housing investment were strong. These factors, together with a large rise in capital expenditures centered on the information and communications sector, helped the economy to continue expanding.

In China, the high pace of growth continued as both consumption and exports remained strong. The construction sector and capital expenditures also maintained high levels of growth despite the government's fiscal tightening measures. In other countries in Asia, there were signs of a slight slowdown in both internal and external demand due to the high price of crude oil, a dip in IT-related demand worldwide and other factors. Although there was some variation from country to country, EU nations maintained low but steady growth against the backdrop of rising crude oil prices.

The Japanese economy continued to achieve self-sustaining growth driven primarily by domestic private-sector capital expenditures. This came from consumer spending supported by rising employment and strong corporate earnings. Centered on China, there was also a rise in exports, which had slowed since the second half of fiscal 2005. Consequently, Japan achieved balanced expansion underpinned by both internal and external demand.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2006 Interim Results

For the first six months of fiscal 2006, consolidated operating transactions totaled 9,013.7 billion yen, up 823.6 billion yen, or 10.1%, compared to the same period of the previous year. This reflected new consolidations and steady transaction growth at Metal One Corporation. Gross profit increased 83.3 billion yen, or 19.8%, to 503.8 billion yen due to improved profitability in coking coal business, continuing favorable market conditions for steel products and petroleum-related products, and the consolidation of a food-related subsidiary.

Selling, general and administrative expenses increased 17.8 billion yen to 337.8 billion yen, due mainly to the inclusion of newly consolidated subsidiaries. However, dividend income increased due mainly to higher dividends from investments related to energy. The gain on marketable securities and investments-net improved markedly as a rebound

from the write-off of available-for-sale marketable securities in the previous year. There was also a significant improvement in gain on property and equipment-net as a rebound from the impairment loss recorded in the previous fiscal year. Other income-net also improved due to exchange rate gains and other factors.

As a result, income from consolidated operations before income taxes increased 112.8 billion yen, or 92.9%, to 234.2 billion yen.

Net equity in earnings of affiliated companies increased 11.8 billion yen, or 29.0%, to 52.5 billion yen mainly due to higher earnings at energy and metal resource-related companies.

As a result, net income increased 88.3 billion yen, or 98.2%, to 178.3 billion yen, exceeding the previous record for interim net income achieved in fiscal 2005.

(2) Outlook for the Fiscal Year Ending March 31, 2006

Consolidated forecasts for the fiscal year ending March 31, 2006 are as follows:

(Billions of Yen)

	FY06 (Forecasts)	FY05 (Actual)	Change
Operating transactions	18,000.0	17,132.7	+867.3
Net income	340.0	182.4	+157.6

(Reference) Changes of basic assumptions

	FY06 (Forecast)	FY05 (Actual)	Change
Exchange rate	107.2JPY/US$	107.5JPY/US$	-0.3JPY/US$
Crude oil price	US$49.8/BBL	US$36.5/BBL	+US$13.3/BBL
Interest rate (TIBOR)	0.09%	0.09%	—

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(3) Cash Flows

Cash and cash equivalents as of September 30, 2005 were 642.6 billion yen, 73.6 billion yen, or 12.9%, higher than as of March 31, 2005.

(Operating activities)

Net cash provided by operating activities was 129.6 billion yen. Cash was mainly provided by an increase in inflows from operating transactions at an overseas natural resource-related subsidiary due to improved profitability and continuously strong dividend income chiefly from natural resource-related businesses. These inflows were

partly offset by an increase in working capital requirements at Metal One Corporation due to increasing transactions of steel products.

(Investing activities)
Net cash provided by investing activities was 39.5 billion yen. Cash was provided mainly by substantial proceeds from the redemption of bonds at the parent company and an overseas financial subsidiary, and the collection of loans receivable by the parent company. These inflows were partially offset by outlays for investments in the Sakhalin II Project and capital expenditures at subsidiaries, mainly in overseas natural resource and power generation-related businesses.

As a result of the above, free cash flow, the sum of operating and investing cash flows, was 169.1 billion yen.

(Financing activities)
Net cash used by financing activities was 106.0 billion yen, mainly by the redemption of corporate bonds at an overseas financial investment subsidary, and the repayment of long-term borrowings following the collection of loan receivables by the parent company.

3. Business Risks

1) Risks of Changes in Global Macroeconomic Conditions
As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.

Moreover, economic conditions in China may have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses based on automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile businesses.

2) Market Risks

(Unless otherwise stated, calculations of effects on equity-method earnings are based on consolidated results for fiscal 2005.)

1. Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)

We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate 1 billion yen effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not necessarily be immediately reflected in our operating results because of timing differences.

(Metal Resources)

Through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), we produce and sell 28-29 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of long-term contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2006 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2006. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2006, a US$1 fluctuation in the average export price per one tonne of coal sold by MDP would have an approximate 2 billion yen effect on our consolidated net income. However, the impact of fluctuations in coal prices on our consolidated net income cannot be determined through the above sensitivity analysis alone. This is because MDP's operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. With respect to copper, a US$100 fluctuation in the price per one tonne

would affect net income by 450 million yen, while a US$100 fluctuation in the price per one tonne of aluminum would have a 1 billion yen impact on net income.

(Petrochemical Products)

We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as paraxylene, benzene and methanol in Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

2. Foreign Currency Risk

We bear some foreign currency risk in the course of our trading activities, but use forward contracts and other financial techniques to hedge foreign currency risk. Therefore, we do not retain a level of risk that would have a major effect on our operations.

However, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a 1 yen change relative to the U.S. dollar would have an approximate 1.2 billion yen effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments such as by hedging foreign currency risks with respect to new large investments.

3. Equity Price Risk

As of September 30, 2005, we owned approximately 1, 450.0 billion yen (market value basis) in marketable equities, mostly equity issues of customers, suppliers and Group companies, which expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately 820.0 billion yen based on market prices, a figure that could change depending on future fluctuations in equity prices.

A fall in equity prices could cause an increase in pension expenses by reducing pension assets and consequently increasing the pension shortfall. Accordingly, in managing

pension assets, we have an investment policy that puts emphasis on so-called absolute returns, i.e. an investment strategy aimed at generating fixed returns, without being influenced by fluctuations in market indexes.

4. Interest Rate Risk

As of September 30, 2005, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 3,800.0 billion yen, almost all of which bears floating interest rates. However, interest rate risk is offset with respect to the vast majority of these liabilities by trade receivables, loans receivable and other operating assets, which are affected by changes in interest rates. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities and property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, these expenses will be offset by an increase in income from commensurate asset holdings. Therefore, we believe that interest rate risk is minimal.

At present, a 1 percentage point increase in the short-term yen-denominated interest rate would have the effect of raising interest expenses by approximately 8 billion yen (before tax) on a non-consolidated basis. However, rising interest rates could have the effect of lowering pension expenses by prompting an increase in the discount rate used to calculate outstanding pension liabilities.

To establish a fund procurement strategy and manage interest rate risk exposure, we have established the ALM (Asset Liability Management) Committee to monitor market movements in interest rates, thereby putting in place a system to respond flexibly to market risks.

3) Credit Risk

We are exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers resulting from our various operating transactions. To manage this risk, we have established credit and transaction limits for each customer as well as introduce an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

The internal rating system assigns a rating from 1 to 10 based on the financial condition of the customer, while also taking into account qualitative considerations. Under this system, we set credit limit procedures, monitor risks and establish allowances for estimated uncollectible receivables from customers with low credit ratings.

The Corporate Staff Section, which is independent of related BUs, conducts a complete

review of customers on a company-wide basis every year, designating certain customers that could have a major effect on our operating results to be managed.

4) Country Risk

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are located. We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system.

The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category. Related BUs carry out necessary internal approval procedures based on this system, whereby authorization limits are determined by category. Furthermore, we set minimum returns for country ratings for use in deciding whether to proceed with individual projects. In principle, projects failing to meet this requirement are not approved. Moreover, the Country Risk Committee regularly monitors company-wide risk by country and reviews country ratings, as well as reports to the Executive Committee, a body made up of the company president and other senior executives.

5) Business Investment Risk

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk.

After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Business investments that could have a major effect on our operating results are designated for management at Head Office level. We establish standards with respect to the operating results of business investments. Where an investee fails to clear these standards and we deem that the profitability of the investment has not increased as planned, we apply exit rules for the early sale of our equity interest or liquidation of the

investee to preserve the quality of our asset portfolio.

6) Risks Related to Major Investments

-1- Support for Mitsubishi Motors Corporation

Together with Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd., we evaluated the Mitsubishi Motors Revitalization Plan announced in January 2005. At the request of MMC, and considering all factors including an in-depth due diligence review of MMC by over 150 external experts, the three Mitsubishi group companies decided to provide an injection of equity totaling 274.0 billion yen in MMC by subscribing to private placements of MMC shares. Of the total investment, we subscribed to ordinary shares and Class G preferred shares (Series 2) of MMC, both of which were issued in March 2005, making investments of 51.3 billion yen and 18.7 billion yen, respectively. As a result, our risk exposure to MMC was roughly 210.0 billion yen as of September 30, 2005.

We plan to purchase operating assets or provide an additional injection of equity no later than March 2006 to meet our pledge of increasing MMC's equity by an additional 30.0 billion yen.

In addition to having direct business dealings with MMC, we have cooperative relationships with the automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Our total MMC-related risk exposure, including both our risk exposure to MMC and our exposure to operating assets, investments in joint businesses, and other assets tied up with joint operations worldwide, is roughly 350.0 billion yen at September 30, 2005.

-2- Investment in Sakhalin II Project

Mitsubishi Corporation, together with Royal Dutch/Shell Group and Mitsui & Co., Ltd., is participating in an LNG and crude oil development project on Sakhalin, Russian Federation. The project began development activities in July 1999, and after a final investment decision in May 2003, Sakhalin Energy Investment Co., Ltd. was established as the project operating company, in which Mitsubishi Corporation took a 20% stake. As of September 30, 2005, investment in this company totaled approximately 200.0 billion yen.

The total required funds for the project were estimated at approximately US$10.0 billion at the time of the final investment decision. However, the cost is now estimated at approximately US$20.0 billion due to increased expenses related to changes in facility design and construction delays, the rising price of steel products, and spiraling labor costs. Although this figure was submitted to the Russian government in the revised budget for the project in September 2005, subsequent analysis by Sakhalin Energy Investment may result in further changes to the total budget.

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

# # #

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (US GAAP)
for the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen			
	Six months ended Sept. 30, 2005	Six months ended Sept. 30, 2004	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	1,872,140	1,709,043	163,097	9.5
Trading margins and commissions on trading transactions	341,385	297,943	43,442	14.6
Total revenues	2,213,525	2,006,986	206,539	10.3
Cost of revenues from trading, manufacturing and other activities	(1,709,744)	(1,586,513)	-123,231	7.8
Gross profit	503,781	420,473	83,308	19.8
Expenses and other:				
Selling, general and administrative	(337,794)	(320,005)	-17,789	5.6
Provision for doubtful receivables	(1,879)	(2,380)	501	/
Interest expense - net	(1,781)	(1,947)	166	-8.5
Dividend income	31,761	27,310	4,451	16.3
Gain (loss) on marketable securities and investments - net	19,836	(7,194)	27,030	/
Gain (loss) on property and equipment-net	4,637	(4,765)	9,402	/
Other income- net	15,637	9,893	5,744	/
Total	(269,583)	(299,088)	29,505	/
Income from consolidated operations before income taxes	234,198	121,385	112,813	92.9
Income taxes	(90,234)	(58,930)	-31,304	/
Income from consolidated operations	143,964	62,455	81,509	130.5
Minority interests in income of consolidated subsidiaries	(18,133)	(13,160)	-4,973	/
Equity in earnings of affiliated companies	52,481	40,675	11,806	29.0
Net income	178,312	89,970	88,342	98.2

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."
Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	Six months ended Sept. 30, 2005	Six months ended Sept. 30, 2004	Increase or [-] decrease	%
Operating transactions	9,013,659	8,190,099	823,560	10.1
Operating income	164,108	98,088	66,020	67.3

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the six months ended September 30, 2004 have been restated.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30, 2005 (unaudited) and March 31, 2005

ASSETS	Millions of Yen		
	Sept. 30 2005	Mar. 31 2005	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	642,594	569,005	73,589
Time deposits	12,117	43,253	-31,136
Short-term investments	192,174	277,974	-85,800
Receivables-trade:			
Notes and loans	500,415	534,550	-34,135
Accounts	2,358,558	2,260,887	97,671
Affiliated companies	237,952	252,252	-14,300
Allowance for doubtful receivables	(50,032)	(62,521)	12,489
Inventories	705,847	667,968	37,879
Advance payments to suppliers	122,776	139,987	-17,211
Deferred income taxes	51,008	56,289	-5,281
Other current assets	179,411	126,240	53,171
Total current assets	4,952,820	4,865,884	86,936
Investments and non-current receivables:			
Investments in and advances to affiliated companies	938,814	835,079	103,735
Other investments	1,639,620	1,398,042	241,578
Non-current notes, loans and accounts receivable-trade	576,449	632,879	-56,430
Allowance for doubtful receivables	(96,815)	(94,903)	-1,912
Total investments and non-current receivables	3,058,068	2,771,097	286,971
Property and equipment- net	1,298,049	1,227,161	70,888
Other assets	233,047	229,230	3,817
Total	9,541,984	9,093,372	448,612

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30, 2005 (unaudited) and March 31, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	Sept. 30 2005	Mar. 31 2005	Increase or [-]decrease
Current liabilities:			
Short-term debt	532,294	545,124	-12,830
Current maturities of long-term debt	482,726	561,484	-78,758
Payables-trade:			
Notes and acceptances	218,584	240,260	-21,676
Accounts	2,024,923	1,853,299	171,624
Affiliated companies	131,339	124,459	6,880
Advances from customers	100,899	128,585	-27,686
Accrued income taxes	61,191	58,354	2,837
Other accrued expenses	89,920	100,107	-10,187
Other current liabilities	242,420	248,747	-6,327
Total current liabilities	3,884,296	3,860,419	23,877
Long-term debt, less current maturities	2,856,180	2,968,143	-111,963
Accrued pension and severance liabilities	50,509	54,182	-3,673
Deferred income taxes	304,472	208,873	95,599
Other long-term liabilities	234,527	266,359	-31,832
Minority interests	246,561	230,942	15,619
Shareholders' equity:			
Common stock	190,071	126,705	63,366
Additional paid-in capital	243,214	179,632	63,582
Retained earnings:			
Appropriated for legal reserve	37,391	37,173	218
Unappropriated	1,297,807	1,138,509	159,298
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	404,894	278,288	126,606
Net unrealized gains (losses) on derivatives	(571)	2,883	-3,454
Minimum pension liability adjustments	(38,627)	(38,542)	-85
Foreign currency translation adjustments	(167,612)	(219,264)	51,652
Less treasury stock	(1,128)	(930)	-198
Total shareholders' equity	1,965,439	1,504,454	460,985
Total	9,541,984	9,093,372	448,612

Mitsubishi Corporation and subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP)

for the six months ended September 30, 2005 (unaudited) and the year ended March 31, 2005

	Millions of Yen	
	2005 Apr.2005-Sept.2005	2004 Apr.2004-Mar.2005
Shareholders' Equity		
Common stock		
Balance, beginning of period	126,705	126,617
Issuance of common stock upon exercise of stock options	161	88
Issuance of common stock upon conversion of convertible bonds	63,205	-
Balance, end of period	190,071	126,705
Additional paid-in capital		
Balance, beginning of period	179,632	179,506
Compensation expense related to stock options	216	-
Issuance of common stock upon exercise of stock options	161	87
Issuance of common stock upon conversion of convertible bonds	63,205	-
Gains on sales of treasury stock	0	39
Balance, end of period	243,214	179,632
Retained earnings appropriated for legal reserve:		
Balance, beginning of period	37,173	36,077
Transfer from unappropriated retained earnings	218	1,096
Balance, end of period	37,391	37,173
Unappropriated retained earnings:		
Balance, beginning of period	1,138,509	979,163
Net income	178,312	182,369
Total	1,316,821	1,161,532
Deduct:		
Cash dividends paid	(18,796)	(21,927)
Transfer to retained earnings appropriated for legal reserve	(218)	(1,096)
Total	(19,014)	(23,023)
Balance, end of period	1,297,807	1,138,509
Accumulated other comprehensive income (loss) (net of tax):		
Balance, beginning of period	23,365	(95,665)
Other comprehensive income (loss)	174,719	119,030
Balance, end of period	198,084	23,365
Treasury stock:		
Balance, beginning of period	(930)	(813)
Purchases-net	(198)	(117)
Balance, end of period	(1,128)	(930)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS

for the six months ended September 30, 2005 (unaudited) and the year ended March 31, 2005

	Millions of Yen	
	2005 Apr.2005-Sept.2005	2004 Apr.2004-Mar.2005
Comprehensive Income (Loss)		
Net income	178,312	182,369
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	126,606	121,462
Unrealized gains (losses) on derivative instruments	(3,454)	3,057
Minimum pension liability adjustments	(85)	5,130
Foreign currency translation adjustments	51,652	(10,619)
Other comprehensive income (loss)	174,719	119,030
Comprehensive Income (Loss)	353,031	301,399

NOTE: 1.Dividends and appropriations for legal reserve shown for each period represent dividends paid out during the period and the appropriation for legal reserve made in relation to the respective dividends.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP)
for the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of Yen	
	Six months ended Sept. 30, 2005	Six months ended Sept. 30, 2004
I. Operating activities:		
Net income	178,312	89,970
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	60,571	60,413
Provision for doubtful receivables	1,879	2,380
(Gain) loss on marketable securities and investments - net	(19,836)	7,194
(Gain) loss on property and equipment - net	(4,637)	4,765
Equity in earnings of affiliated companies, less dividends received	(27,490)	(14,166)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(9,569)	(24,376)
Notes and accounts receivable - trade	(33,424)	(105,213)
Inventories	(17,431)	(39,452)
Notes, acceptances and accounts payable - trade	38,179	11,897
Other - net	(36,995)	43,209
Net cash provided by operating activities	129,559	36,621
II. Investing activities:		
Expenditures for property and equipment and other assets	(89,710)	(42,144)
Net decrease (increase) in investments	60,511	(49,844)
Net decrease in loans receivable	34,908	29,217
Net decrease (increase) in time deposits	33,798	(2,801)
Net cash provided by (used in) investing activities	39,507	(65,572)
III. Financing activities:		
Net increase (decrease) in short-term debt	(21,526)	79,887
Net decrease in long-term debt	(66,014)	(117,403)
Issuance of common stock upon exercise of stock options	322	36
Purchases of treasury stock	(27)	(82)
Payment of dividends	(18,796)	(12,530)
Net cash used in financing activities	(106,041)	(50,092)
IV. Effect of exchange rate changes on cash and cash equivalents	10,564	2,902
V. Net increase (decrease) in cash and cash equivalents	73,589	(76,141)
VI. Cash and cash equivalents, beginning of period	569,005	475,670
VII. Cash and cash equivalents, end of period	642,594	399,529

NOTE:
As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the six months ended September 30, 2004 have been restated.

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The significant differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments
(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(3) Derivative instruments and hedge accounting
(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)
(5) Accounting for business combinations and goodwill and other intangible assets

2. Restatement of Prior Year's Consolidated Financial Statements

During the year ended March 31, 2005, the companies acquired additional investment in a cost method investee. The companies' investment in the investee, results of operations and retained earnings were retroactively restated in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," to account for the companies' ownership interest in the investee under the equity method. As a result, the companies retroactively restated the consolidated statements of income, consolidated statements of cash flows, and segment information as of and for the six months ended September 30, 2004.

The previously reported amounts, adjustments and the restated amounts for net income, total shareholders' equity, and total assets as of and for the six months ended September 30, 2004 are as follows:

(Millions of Yen)

	As Previously Reported	Adjustments	As Restated
Net income	89,396	574	89,970
Total shareholders' equity	1,292,075	1,898	1,293,973
Total assets	8,541,266	3,167	8,544,433

3. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Sept. 30, 2005	As of Mar.31, 2005	Increase or [-] decrease
Consolidated subsidiaries	375	366	9
Equity-method affiliates	179	143	36
Total	554	509	45

Note: The total number of consolidated subsidiaries and equity-method affiliates represents companies which the Company directly consolidates or to which it applies the equity method. 444 companies and 405 companies directly consolidated by subsidiaries as of September 30, 2005 and March 31, 2005, respectively, are excluded from this total..

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: MEIDI-YA CORPORATION and others (31 companies in total)
Excluded: TRINITY GAS RESOURCES PTY. LTD. and others (22 companies in total)

[Equity-method affiliates]

New: LIFE CORPORATION, KADOYA SESAME MILLS INC. and others (41 companies in total)
Excluded: 5 companies in total

4. Application of New Accounting Standards

The company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), issued by FASB from July 1, 2005. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements over the period that an employee provides service in exchange for the award. With limited exceptions, the amount of compensation cost is to be

measured based on the grant-date fair value of the equity or liability instrument issued. In addition, liability awards are to be remeasured each reporting period. The effect of adopting SFAS No. 123R was immaterial on the companies' consolidated financial position and results of operations for the six months ended September 30, 2005.

5. Contingent Liabilities

The Company and/or Mitsubishi International Corporation had been named as a defendant in a lawsuit brought by UCAR International Inc. ("UCAR," now known as GrafTech International Ltd.), a graphite electrode manufacturer. In the case, UCAR had been seeking damages in the amount of $406 million and other unspecified damages, plus interest. This lawsuit had been formally dismissed by the U.S. Federal Court in the first half of fiscal 2006.

The Company and/or Mitsubishi International Corporation are also defendants in several lawsuits in the U.S. and Canada by graphite electrode users. Six of these lawsuits have been resolved between the parties, while three others remain active. In the opinion of management, the liability of the Company and/or Mitsubishi International Corporation, if any, when ultimately determined from the progress of the litigations will not have a materially adverse effect on the operating results or financial position of the Company and/or Mitsubishi International Corporation.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2005 and 2004 (unaudited)

[Operating Segment Information]

The companies' operating segment information at and for the six months ended September 30, 2005 and 2004 is as follows:

Six months ended September 30, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	26,113	46,553	135,646	92,198	38,908	160,845	500,263	2,664	854	503,781
Equity in earnings of affiliated companies	2,437	15,542	13,883	8,670	4,763	8,490	53,785	(216)	(1,088)	52,481
Net income	11,356	36,504	53,890	29,015	11,190	24,140	166,095	10,647	1,570	178,312
Segment assets	702,986	1,307,240	2,282,182	2,349,782	675,161	1,832,629	9,149,980	1,034,109	(642,105)	9,541,984
Operating transactions:										
External customers	106,464	2,053,873	2,004,541	1,521,444	953,638	2,349,759	8,989,719	23,980	(40)	9,013,659
Intersegment	18,990	5,258	2,117	2,522	2,014	3,002	33,903	1,174	(35,077)	-
Total	125,454	2,059,131	2,006,658	1,523,966	955,652	2,352,761	9,023,622	25,154	(35,117)	9,013,659

Six months ended September 30, 2004

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	24,883	33,488	93,104	78,358	37,673	151,329	418,835	1,915	(277)	420,473
Equity in earnings of affiliated companies	5,850	10,999	6,721	9,013	5,221	4,010	41,814	(37)	(1,102)	40,675
Net income(loss)	6,101	22,811	25,428	25,008	10,797	16,509	106,654	(14,224)	(2,460)	89,970
Segment assets	1,057,144	955,153	1,800,320	2,205,373	634,230	1,543,577	8,195,797	906,364	(557,728)	8,544,433
Operating transactions:										
External customers	104,678	2,045,743	1,631,614	1,277,754	898,463	2,176,866	8,135,118	55,451	(470)	8,190,099
Intersegment	9,939	7,136	2,526	1,250	2,650	2,927	26,428	1,566	(27,994)	-
Total	114,617	2,052,879	1,634,140	1,279,004	901,113	2,179,793	8,161,546	57,017	(28,464)	8,190,099

NOTE:

1. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
2. "Other" represents the Corporate Staff Section which primarily provides services and operational support to the companies and affiliates.
This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments.
Unallocated corporate assets categorized in "Other" were 1,034,109 million yen and 906,364 million yen at September 30, 2005 and 2004 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
3. As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the six months ended September 30, 2004 have been restated.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2005 and 2004 (unaudited)

[Geographic Segment Information]

The companies' segment information by geographic areas at and for the six months ended September 30, 2005 and 2004 is as follows:

	Millions of Yen		
	Six months ended Sept. 30, 2005	Six months ended Sept. 30, 2004	Increase or [-] decrease
I Operating transactions			
Japan	7,462,785	6,822,236	640,549
U.S.A.	458,698	395,695	63,003
Thailand	265,442	222,211	43,231
Other	826,734	749,957	76,777
Total	9,013,659	8,190,099	823,560
II Gross profit			
Japan	334,145	306,194	27,951
Australia	55,145	16,512	38,633
U.S.A.	25,804	24,349	1,455
Other	88,687	73,418	15,269
Total	503,781	420,473	83,308
III Long-lived assets			
Japan	608,612	704,565	-95,953
Australia	220,392	177,885	42,507
U.S.A.	68,565	47,205	21,360
Canada	63,292	57,498	5,794
Other	273,085	270,538	2,547
Total	1,233,946	1,257,691	-23,745

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
2. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries

FAIR VALUE INFORMATION OF INVESTMENTS (US GAAP)

September 30, 2005 (unaudited) and March 31, 2005

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at September 30, 2005 and March 31, 2005, is as follows.

September 30, 2005

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				118,964
Available-for-sale				
Equity securities	406,535	735,394	(1,609)	1,140,320
Debt securities	184,202	2,084	(999)	185,287

March 31, 2005

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				108,029
Available-for-sale				
Equity securities	386,167	511,792	(1,529)	896,430
Debt securities	282,870	5,832	(192)	288,510

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of 3,498 million yen, and 1,718 million yen for the six months ended September 30, 2005 and the year ended March 31, 2005, respectively.

"Other investments" include investments in non-marketable equity securities of unaffiliated companies and non-current time deposits amounting to 387,223 million yen and 383,047 million yen at September 30, 2005 and March 31, 2005, respectively.

[For Reference: Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]

(as of September 30, 2005)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	12,640	84,004	71,364
Affiliated Companies	169,548	310,032	140,484
Total	182,188	394,036	211,848

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

October 28, 2005
Our ref. No. PI 028

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Corrections of Consolidated Financial Statements for the Year Ended March 31, 2005 (Based on US GAAP)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on October 28, 2005

Corrections of Consolidated Financial Statements for the Year Ended March 31, 2005 (Based on US GAAP)

TOKYO, October 28, 2005..... Mitsubishi Corporation announced today the corrections of its consolidated financial statements, using accounting principles generally accepted in the United States, for the year ended March 31, 2005.
The corrections were made with regards to the accounting treatment of derivative instruments in financial reporting from the company's U.K. finance subsidiary where financial assets and liabilities were recognized as actual transactions when, correctly, were to be offset.
The consolidated financial statements were originally announced on April 28, 2005.
The corrections will have no effects on Mitsubishi Corporation's U.S. GAAP-based consolidated net income for the year ended March 31, 2005.

= Correction =

The corrected part is indicated with an underline.

The company's "Financial highlights for the three months ended June 30, 2005" needs to be corrected as well. The company will report the details of the corrections later.

###

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Previous Statement

April 28, 2005
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2005 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2005	17,132,704	183,365	209,799	182,369
March 31, 2004	15,177,010	130,523	150,119	116,020

	Net income per share	Net income per share (diluted basis)	Return on equity	Pre-tax income to total assets ratio	Pre-tax income to total operating transactions ratio
For the year ended	Yen	Yen	%	%	%
March 31, 2005	116.49	107.58	13.4	2.4	1.2
March 31, 2004	74.11	68.40	10.7	1.8	1.0

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
March 31, 2005	9,149,938	1,504,454	16.4	960.85
March 31, 2004	8,392,833	1,224,885	14.6	782.40

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2005	148,578	(51,637)	3,293	576,826
March 31, 2004	234,390	(62,819)	(35,125)	475,670

4. Prospects for the year ending March 31, 2006

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2006	17,500,000	280,000

(Forecast of Net income per share for the year ending March 31, 2006 : 178.83 Yen)

5. Number of consolidated subsidiaries : 366
Number of affiliated companies accounted for by the equity method : 143

6. Increase / Decrease in the Number of consolidated subsidiaries
Consolidated subsidiaries: <Increase> 35 companies <Decrease> 28 companies
Affiliated companies accounted for by the equity method : <Increase> 22 companies <Decrease> 35 companie

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Forward-looking Statements
This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Corrected Statement

October 28, 2005
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2005 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2005	17,132,704	183,365	209,799	182,369
March 31, 2004	15,177,010	130,523	150,119	116,020

	Net income per share	Net income per share (diluted basis)	Return on equity	Pre-tax income to total assets ratio	Pre-tax income to total operating transactions ratio
For the year ended	Yen	Yen	%	%	%
March 31, 2005	116.49	107.58	13.4	2.4	1.2
March 31, 2004	74.11	68.40	10.7	1.8	1.0

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
March 31, 2005	9,093,372	1,504,454	16.5	960.85
March 31, 2004	8,392,833	1,224,885	14.6	782.40

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the year ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2005	148,190	(2,418)	(53,373)	569,005
March 31, 2004	234,390	(62,819)	(35,125)	475,670

4. Prospects for the year ending March 31, 2006

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2006	17,500,000	280,000

(Forecast of Net income per share for the year ending March 31, 2006 : 178.83 Yen)

5. Number of consolidated subsidiaries : 366
Number of affiliated companies accounted for by the equity method : 143

6. Increase / Decrease in the Number of consolidated subsidiaries
Consolidated subsidiaries: <Increase> 35 companies <Decrease> 28 companies
Affiliated companies accounted for by the equity method : <Increase> 22 companies <Decrease> 35 companie

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

II. Operating Results and Financial Position

II. Operating Results and Financial Position
2. Consolidated Results (US GAAP)

page 19
(3) **Business Risks**
- 2 - Market Risks
D. Interest Rate Risk

(Previous Statement)
As of March 31, 2005, Mitsubishi Corporation had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 4,100 billion yen, almost all of which bears floating interest rates. However, interest rate risk is offset with respect to the vast majority of these liabilities by operating assets, which are affected by changes in interest rates. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities and property and equipment generate trading gains as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, these expenses will be offset by an increase in income from commensurate asset holdings. Therefore, Mitsubishi Corporation believes that interest rate risk is minimal.

At present, a 1% increase in the short-term yen-denominated interest rate would have the effect of raising interest expenses by approximately 8 billion yen on a non-consolidated basis. However, rising interest rates could have the effect of lowering pension expenses by prompting an increase in the discount rate used to calculate outstanding pension liabilities.

To establish a fund procurement strategy and manage interest rate risk exposure, Mitsubishi Corporation has established the ALM Committee to monitor market movements in interest rates, thereby putting in place a system to respond flexibly to market risks.

(Corrected Statement)
As of March 31, 2005, Mitsubishi Corporation had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 4,000 billion yen, almost all of which bears floating interest rates. However, interest rate risk is offset with respect to the vast majority of these liabilities by operating assets, which are affected by changes in interest rates. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities and property and equipment generate trading gains as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, these expenses will be offset by an increase in income from commensurate asset holdings. Therefore, Mitsubishi Corporation believes that interest rate risk is minimal.

At present, a 1% increase in the short-term yen-denominated interest rate would have

the effect of raising interest expenses by approximately 8 billion yen on a non-consolidated basis. However, rising interest rates could have the effect of lowering pension expenses by prompting an increase in the discount rate used to calculate outstanding pension liabilities.

To establish a fund procurement strategy and manage interest rate risk exposure, Mitsubishi Corporation has established the ALM Committee to monitor market movements in interest rates, thereby putting in place a system to respond flexibly to market risks.

page 22

(5) Changes in Assets, Liabilities and Shareholders' Equity

(Previous Statement)

Total assets as of March 31, 2005 stood at 9,149.9 billion yen, up 757.1 billion yen from the previous fiscal year-end. This rise was primarily attributable to an increase in current assets due to a climb in account receivables at the parent company resulting from higher oil prices and trading volume, as well as an increase in accounts receivable at Metal One Corporation caused by a spike in prices for steel products, among other items. Another factor was an increase in investments. This largely followed the company's taking of a greater equity stake in an affiliate involved in an LNG-related project, an increase in unrealized gains following the listing of shareholdings, and the acquisition of shares in Mitsubishi Motors Corporation.

Total liabilities were 7,414.5 billion yen, up 428.0 billion yen overall from a year earlier. In addition to an increase in trade payables at the parent company sparked by higher oil prices and trading volume, total liabilities rose atop an increase in long-term debt stemming from procurement of new syndicated loans, as well as reversal of the allowance for severance benefits accompanying the return of the substitutional portion of the Employees Pension Fund to the Japanese government. As of March 31, 2005, net interest-bearing liabilities stood at 3,479.0 billion yen, a decrease of 41.8 billion yen from the previous year-end.

Total shareholders' equity was 1,504.5 billion yen, up 279.6 billion yen from a year ago. Alongside an increase in retained earnings, shareholders' equity was lifted by an increase in net unrealized gains on securities available for sale due to the previously mentioned listing of shareholdings, as well as a decrease in minimum pension liability adjustments. These items outweighed a worsening in foreign currency translation adjustments brought on by a stronger yen.

(Corrected Statement)

Total assets as of March 31, 2005 stood at 9,093.4 billion yen, up 700.5 billion yen from the previous fiscal year-end. This rise was primarily attributable to an increase in current assets due to a climb in account receivables at the parent company resulting from higher oil prices and trading volume, as well as an increase in accounts receivable at Metal One Corporation caused by a spike in prices for steel products, among other items. Another factor was an increase in investments. This largely followed the company's taking of a greater equity stake in an affiliate involved in an LNG-related project, an increase in unrealized gains following the listing of shareholdings, and the

acquisition of shares in Mitsubishi Motors Corporation.

Total liabilities were 7,358.0 billion yen, up 371.5 billion yen overall from a year earlier. In addition to an increase in trade payables at the parent company sparked by higher oil prices and trading volume, total liabilities rose atop an increase in long-term debt stemming from procurement of new syndicated loans, as well as reversal of the allowance for severance benefits accompanying the return of the substitutional portion of the Employees Pension Fund to the Japanese government. As of March 31, 2005, net interest-bearing liabilities stood at 3,430.3 billion yen, a decrease of 90.5 billion yen from the previous year-end.

Total shareholders' equity was 1,504.5 billion yen, up 279.6 billion yen from a year ago. Alongside an increase in retained earnings, shareholders' equity was lifted by an increase in net unrealized gains on securities available for sale due to the previously mentioned listing of shareholdings, as well as a decrease in minimum pension liability adjustments. These items outweighed a worsening in foreign currency translation adjustments brought on by a stronger yen.

page 23

(6) Cash Flows

(Previous Statement)

Cash and cash equivalents as of March 31, 2005 were 576.8 billion yen, 101.2 billion yen, or 21.3%, higher than a year earlier.

(Operating activities)

Net cash provided by operating activities was 148.6 billion yen. Cash was provided mainly by dividend income chiefly from natural resource-related businesses, and strong operating transactions at domestic food-related subsidiaries, as well as overseas automobile and natural resource-related subsidiaries. These inflows were partly offset, however, by an increase in working capital requirements at Metal One Corporation due to an increase in transactions catalyzed by favorable movements in steel product prices.

(Investing activities)

Net cash used in investing activities was 51.6 billion yen. Cash was provided mainly by proceeds from the sale of property and equipment and other assets, specifically the Shinagawa Mitsubishi Building and other assets at domestic logistics-related subsidiaries. However, these inflows were mostly outweighed by outlays for the acquisition of shares in Mitsubishi Motor Corporation and investments in overseas natural gas projects.

As a result of the above, free cash flows, the sum of operating and investing cash flows, were 97.0 billion yen.

(Financing activities)

Net cash provided by financing activities was 3.3 billion yen, mainly a reflection of medium and long-term funds procured anew at the parent company and an increase in borrowings commensurate with the rise in working capital requirements at Metal One Corporation. These inflows were partly offset by the repayment of long-term debt

mainly at overseas shipping subsidiaries.

(Corrected Statement)
Cash and cash equivalents as of March 31, 2005 were 569.0 billion yen, 93.3 billion yen, or 19.6%, higher than a year earlier.

(Operating activities)
Net cash provided by operating activities was 148.2 billion yen. Cash was provided mainly by dividend income chiefly from natural resource-related businesses, and strong operating transactions at domestic food-related subsidiaries, as well as overseas automobile and natural resource-related subsidiaries. These inflows were partly offset, however, by an increase in working capital requirements at Metal One Corporation due to an increase in transactions catalyzed by favorable movements in steel product prices.

(Investing activities)
Net cash used in investing activities was 2.4 billion yen. Cash was provided mainly by proceeds from the sale of property and equipment and other assets, specifically the Shinagawa Mitsubishi Building and other assets at domestic logistics-related subsidiaries. However, these inflows were mostly offset by outlays for the acquisition of shares in Mitsubishi Motor Corporation and investments in overseas natural gas projects.

As a result of the above, free cash flows, the sum of operating and investing cash flows, were 145.8 billion yen.

(Financing activities)
Net cash used by financing activities was 53.4 billion yen. Cash was provided mainly by medium and long-term funds procured anew at the parent company and an increase in borrowings commensurate with the rise in working capital requirements at Metal One Corporation. However, these inflows were outweighed by the repayment of long-term debt mainly at overseas shipping subsidiaries and dividend payment at the parent company.

Previous Statement

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)
March 31, 2005 (unaudited) and 2004

ASSETS	Millions of Yen		
	March 31 2005	March 31 2004	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	576,826	475,670	101,156
Time deposits	43,253	15,942	27,311
Short-term investments	277,974	188,593	89,381
Receivables-trade:			
Notes and loans	534,550	516,147	18,403
Accounts	2,260,887	1,988,181	272,706
Affiliated companies	252,252	218,381	33,871
Allowance for doubtful receivables	(62,521)	(57,599)	-4,922
Inventories	667,968	558,966	109,002
Advance payments to suppliers	139,987	200,742	-60,755
Deferred income taxes	56,289	59,415	-3,126
Other current assets	126,240	105,537	20,703
Total current assets	4,873,705	4,269,975	603,730
Investments and non-current receivables:			
Investments in and advances to affiliated companies	835,079	821,529	13,550
Other investments	1,390,221	1,204,459	185,762
Non-current notes, loans and accounts receivable-trade	689,833	683,299	6,534
Allowance for doubtful receivables	(94,903)	(109,387)	14,484
Total investments and non-current receivables	2,820,230	2,599,900	220,330
Property and equipment- net	1,227,161	1,278,181	-51,020
Other assets	228,842	244,777	-15,935
Total	9,149,938	8,392,833	757,105

Previous Statement

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)
March 31, 2005 (unaudited) and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	March 31 2005	March 31 2004	Increase or [-]decrease
Current liabilities:			
Short-term debt	545,124	525,150	19,974
Current maturities of long-term debt	561,484	503,212	58,272
Payables-trade:			
Notes and acceptances	240,260	232,528	7,732
Accounts	1,853,299	1,604,999	248,300
Affiliated companies	124,459	60,441	64,018
Advances from customers	128,585	179,734	-51,149
Accrued income taxes	58,354	53,037	5,317
Other accrued expenses	100,107	88,963	11,144
Other current liabilities	248,747	198,108	50,639
Total current liabilities	3,860,419	3,446,172	414,247
Long-term debt, less current maturities	3,024,709	3,026,170	-1,461
Accrued pension and severance liabilities	54,182	82,133	-27,951
Deferred income taxes	208,873	137,526	71,347
Other long-term liabilities	266,359	294,498	-28,139
Minority interests	230,942	181,449	49,493
Shareholders' equity:			
Common stock	126,705	126,617	88
Additional paid-in capital	179,632	179,506	126
Retained earnings:			
Appropriated for legal reserve	37,173	36,077	1,096
Unappropriated	1,138,509	979,163	159,346
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	278,288	156,826	121,462
Net unrealized gains (losses) on derivatives	2,883	(174)	3,057
Minimum pension liability adjustments	(38,542)	(43,672)	5,130
Foreign currency translation adjustments	(219,264)	(208,645)	-10,619
Less treasury stock	(930)	(813)	-117
Total shareholders' equity	1,504,454	1,224,885	279,569
Total	9,149,938	8,392,833	757,105

NOTE:

1. Mineral rights which were formerly included in "Other assets" are included in "Property and equipment – net" as ofMarch 31, 2005. Amounts as of March 31, 2004 have been reclassified to conform to the current year presentation.
2. As written in Notes 2. of "Basis of Consolidated Financial Statements,"the figures for the year ended March 31,2004 have been restated.

Corrected Statement

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)
March 31, 2005 (unaudited) and 2004

ASSETS	Millions of Yen		
	March 31 2005	March 31 2004	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	569,005	475,670	93,335
Time deposits	43,253	15,942	27,311
Short-term investments	277,974	188,593	89,381
Receivables-trade:			
Notes and loans	534,550	516,147	18,403
Accounts	2,260,887	1,988,181	272,706
Affiliated companies	252,252	218,381	33,871
Allowance for doubtful receivables	(62,521)	(57,599)	-4,922
Inventories	667,968	558,966	109,002
Advance payments to suppliers	139,987	200,742	-60,755
Deferred income taxes	56,289	59,415	-3,126
Other current assets	126,240	105,537	20,703
Total current assets	4,865,884	4,269,975	595,909
Investments and non-current receivables:			
Investments in and advances to affiliated companies	835,079	821,529	13,550
Other investments	1,398,042	1,204,459	193,583
Non-current notes, loans and accounts receivable-trade	632,879	683,299	-50,420
Allowance for doubtful receivables	(94,903)	(109,387)	14,484
Total investments and non-current receivables	2,771,097	2,599,900	171,197
Property and equipment- net	1,227,161	1,278,181	-51,020
Other assets	229,230	244,777	-15,547
Total	9,093,372	8,392,833	700,539

Corrected Statement

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)
March 31, 2005 (unaudited) and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	March 31 2005	March 31 2004	Increase or [-]decrease
Current liabilities:			
Short-term debt	545,124	525,150	19,974
Current maturities of long-term debt	561,484	503,212	58,272
Payables-trade:			
Notes and acceptances	240,260	232,528	7,732
Accounts	1,853,299	1,604,999	248,300
Affiliated companies	124,459	60,441	64,018
Advances from customers	128,585	179,734	-51,149
Accrued income taxes	58,354	53,037	5,317
Other accrued expenses	100,107	88,963	11,144
Other current liabilities	248,747	198,108	50,639
Total current liabilities	3,860,419	3,446,172	414,247
Long-term debt, less current maturities	2,968,143	3,026,170	-58,027
Accrued pension and severance liabilities	54,182	82,133	-27,951
Deferred income taxes	208,873	137,526	71,347
Other long-term liabilities	266,359	294,498	-28,139
Minority interests	230,942	181,449	49,493
Shareholders' equity:			
Common stock	126,705	126,617	88
Additional paid-in capital	179,632	179,506	126
Retained earnings:			
Appropriated for legal reserve	37,173	36,077	1,096
Unappropriated	1,138,509	979,163	159,346
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	278,288	156,826	121,462
Net unrealized gains (losses) on derivatives	2,883	(174)	3,057
Minimum pension liability adjustments	(38,542)	(43,672)	5,130
Foreign currency translation adjustments	(219,264)	(208,645)	-10,619
Less treasury stock	(930)	(813)	-117
Total shareholders' equity	1,504,454	1,224,885	279,569
Total	9,093,372	8,392,833	700,539

NOTE:

1. Mineral rights which were formerly included in "Other assets" are included in "Property and equipment – net" as ofMarch 31, 2005. Amounts as of March 31, 2004 have been reclassified to conform to the current year presentation.

2. As written in Notes 2. of "Basis of Consolidated Financial Statements,"the figures for the year ended March 31,2004 have been restated.

Previous Statement

Mitsubishi Corporation and subsidiaries
Consolidated Statements Of Cash Flows (US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

	Millions of Yen 2005	Millions of Yen 2004
I. Operating activities:		
Net income	182,369	116,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	125,224	119,638
Provision for doubtful receivables	9,376	7,436
(Gain) loss on marketable securities and investments - net	63,757	(5,258)
(Gain) loss on property and equipment - net	(8,328)	18,428
Equity in earnings of affiliated companies, less dividends received	(37,535)	(24,364)
Deferred income taxes	(3,562)	(12,010)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(18,105)	(23,706)
Notes and accounts receivable - trade	(328,149)	(11,069)
Inventories	(120,225)	(39,468)
Notes, acceptances and accounts payable - trade	228,232	16,989
Other - net	55,524	71,754
Net cash provided by operating activities	148,578	234,390
II. Investing activities:		
Net sale (purchase) of properties and equipments and other assets	58,390	(131,305)
Net decrease (increase) in investments	(100,533)	18,070
Net decrease in loans receivable	15,974	35,162
Net decrease (increase) in time deposits	(25,468)	15,254
Net cash used in investing activities	(51,637)	(62,819)
III. Financing activities:		
Net increase (decrease) in short-term debt	8,571	(55,528)
Net increase in long-term debt	16,552	32,975
Proceeds from issuing common stocks upon exercise of stock options	175	17
Purchases of treasury stock -net	(78)	(58)
Payment of dividends	(21,927)	(12,531)
Net cash provided by (used in) financing activities	3,293	(35,125)
IV. Effect of exchange rate changes on cash and cash equivalents	922	(9,556)
V. Net increase in cash and cash equivalents	101,156	126,890
VI. Cash and cash equivalents, beginning of year	475,670	348,780
VII. Cash and cash equivalents, end of year	576,826	475,670

Note:

1. Tax effects on investments in affiliated companies are classified as "Deferred income taxes" for the year ended March 31,2005, which were formerly included in "Equity in earnings of affiliated companies, less dividends received." The figures for the year ended March 31,2004 have been reclassified to conform to the current year presentation.
2. As written in Notes 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Corrected Statement

Mitsubishi Corporation and subsidiaries
Consolidated Statements Of Cash Flows(US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

	Millions of Yen 2005	Millions of Yen 2004
I. Operating activities:		
Net income	182,369	116,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	125,224	119,638
Provision for doubtful receivables	9,376	7,436
(Gain) loss on marketable securities and investments - net	63,757	(5,258)
(Gain) loss on property and equipment - net	(8,328)	18,428
Equity in earnings of affiliated companies, less dividends received	(37,535)	(24,364)
Deferred income taxes	(3,562)	(12,010)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(18,105)	(23,706)
Notes and accounts receivable - trade	(328,149)	(11,069)
Inventories	(120,225)	(39,468)
Notes, acceptances and accounts payable - trade	228,232	16,989
Other - net	55,136	71,754
Net cash provided by operating activities	148,190	234,390
II. Investing activities:		
Net sale (purchase) of properties and equipments and other assets	58,390	(131,305)
Net decrease (increase) in investments	(108,368)	18,070
Net decrease in loans receivable	73,028	35,162
Net decrease (increase) in time deposits	(25,468)	15,254
Net cash used in investing activities	(2,418)	(62,819)
III. Financing activities:		
Net increase (decrease) in short-term debt	8,571	(55,528)
Net increase (decrease) in long-term debt	(40,114)	32,975
Proceeds from issuing common stocks upon exercise of stock options	175	17
Purchases of treasury stock -net	(78)	(58)
Payment of dividends	(21,927)	(12,531)
Net cash provided by (used in) financing activities	(53,373)	(35,125)
IV. Effect of exchange rate changes on cash and cash equivalents	936	(9,556)
V. Net increase in cash and cash equivalents	93,335	126,890
VI. Cash and cash equivalents, beginning of year	475,670	348,780
VII. Cash and cash equivalents, end of year	569,005	475,670

Note:
1. Tax effects on investments in affiliated companies are classified as "Deferred income taxes" for the year ended March 31,2005, which were formerly included in "Equity in earnings of affiliated companies, less dividends received." The figures for the year ended March 31,2004 have been reclassified to conform to the current year presentation.
2. As written in Notes 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Previous Statement

Mitsubishi Corporation and subsidiaries
Segment Information (US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

[Operating Segment Information]

The companies' operating segment information at and for the years ended March 31, 2005 and 2004 are as follows:

Year ended March 31, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	245,649	4,321,350	3,435,300	2,765,204	1,899,716	4,444,158	17,111,377	21,944	(617)	17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	-
Total	266,286	4,332,271	3,441,069	2,768,577	1,904,165	4,449,625	17,161,993	26,505	(55,794)	17,132,704
Gross profit	50,997	74,485	201,794	157,941	75,253	314,994	875,464	5,175	(2,876)	877,763
Operating income(loss)	(4,088)	30,328	78,441	56,380	26,288	58,729	246,078	(78,945)	16,232	183,365
Net income(loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	901,773	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,785,102	938,950	(574,114)	9,149,938

Year ended March 31, 2004

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	240,793	3,648,217	2,889,823	2,731,247	1,555,043	4,196,461	15,261,584	22,622	(107,196)	15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	—
Total	247,667	3,693,724	2,894,094	2,736,399	1,557,895	4,201,120	15,330,899	24,987	(178,876)	15,177,010
Gross profit	50,385	67,097	156,949	150,885	67,990	275,742	769,048	5,576	(5,243)	769,381
Operating income(loss)	(2,265)	23,343	45,613	56,365	23,719	59,959	206,734	(56,469)	(19,742)	130,523
Net income(loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833

NOTE:

1. Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP. Previously, the companies' performance evaluation method was based on operating segment information in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Adjustments and Eliminations."
2. Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3."Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were 938,950 million yen and 909,601million yen at March 31, 2005 and 2004 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4. As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Corrected Statement

Mitsubishi Corporation and subsidiaries
Segment Information (US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

[Operating Segment Information]

The companies' operating segment information at and for the years ended March 31, 2005 and 2004 are as follows:

Year ended March 31, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	245,649	4,321,350	3,435,300	2,765,204	1,899,716	4,444,158	17,111,377	21,944	(617)	17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	-
Total	266,286	4,332,271	3,441,069	2,768,577	1,904,165	4,449,625	17,161,993	26,505	(55,794)	17,132,704
Gross profit	50,997	74,485	201,794	157,941	75,253	314,994	875,464	5,175	(2,876)	877,763
Operating income(loss)	(4,088)	30,328	78,441	56,380	26,288	58,729	246,078	(78,945)	16,232	183,365
Net income(loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	845,207	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372

Year ended March 31, 2004

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	240,793	3,648,217	2,889,823	2,731,247	1,555,043	4,196,461	15,261,584	22,622	(107,196)	15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	—
Total	247,667	3,693,724	2,894,094	2,736,399	1,557,895	4,201,120	15,330,899	24,987	(178,876)	15,177,010
Gross profit	50,385	67,097	156,949	150,885	67,990	275,742	769,048	5,576	(5,243)	769,381
Operating income(loss)	(2,265)	23,343	45,613	56,365	23,719	59,959	206,734	(56,469)	(19,742)	130,523
Net income(loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833

NOTE:

1. Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP. Previously, the companies' performance evaluation method was based on operating segment information in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Adjustments and Eliminations."
2. Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3."Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were 938,950 million yen and 909,601million yen at March 31, 2005 and 2004 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4. As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Previous Statement

Mitsubishi Corporation and subsidiaries

Fair Value Information of Investments (US GAAP)

March 31, 2005 (unaudited) and 2004

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at March 31, 2005 and 2004, are as follows:

March 31, 2005

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				108,029
Available-for-sale				
Equity securities	386,167	511,792	(1,529)	896,430
Debt securities	282,870	5,832	(192)	288,510

March 31, 2004

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				68,664
Available-for-sale				
Equity securities	306,689	308,933	(2,013)	613,609
Debt securities	383,421	3,656	(809)	386,268

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of 1,718 million yen, and losses of 81 million yen for the years ended March 31, 2005 and 2004, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to 375,226 million yen and 324,511 million yen at March 31, 2005 and 2004, respectively.

Note:As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31, 2004 have been restated.

[For Reference:Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]
(as of March 31, 2005)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	12,703	96,309	83,606
Affiliated	150,748	235,655	84,907
Total	163,451	331,964	168,513

Corrected Statement

Mitsubishi Corporation and subsidiaries

Fair Value Information of Investments (US GAAP)

March 31, 2005 (unaudited) and 2004

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at March 31, 2005 and 2004, are as follows:

March 31, 2005

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				108,029
Available-for-sale				
Equity securities	386,167	511,792	(1,529)	896,430
Debt securities	282,870	5,832	(192)	288,510

March 31, 2004

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				68,664
Available-for-sale				
Equity securities	306,689	308,933	(2,013)	613,609
Debt securities	383,421	3,656	(809)	386,268

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of 1,718 million yen, and losses of 81 million yen for the years ended March 31, 2005 and 2004, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to 383,047 million yen and 324,511 million yen at March 31, 2005 and 2004, respectively.

Note:As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31, 2004 have been restated.

[For Reference:Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]

(as of March 31, 2005)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	12,703	96,309	83,606
Affiliated	150,748	235,655	84,907
Total	163,451	331,964	168,513

[Change of major indices]		Year ending Mar. 31, 2006	Year ended Mar. 31, 2005	Increase or decrease	Year ended Mar. 31, 2004
Crude oil	(USD/BBL)	38.0	36.5	-0.5 (-1%)	27.0
Foreign Exchange	(YEN/USD)	100.0	107.5	-7.5% (7% yen appreciation)	113.2
Interest	(%)TIBOR	0.20	0.09	0.11 (+122%)	0.09

Previous Statement

April 28, 2005
Mitsubishi Corporation

Results for Fiscal 2005 (Ended March 2005), and Outlook for Fiscal 2006 (US GAAP)

Consolidated Income

(Billions of Yen)	For the fiscal year ended March 31, 2004	For the fiscal year ended March 31, 2005 (unaudited)	Increase or decrease		Outlook for the fiscal year ending Mar.2006	Increase or decrease	
Operating transactions	15,177.0	17,132.7	1,955.7		17,500.0	367.3	
Gross profit	769.3	877.8	108.5 <+14.1%>	a	1,000.0	122.2 <+13.9%>	
Selling, general and administrative expenses	(631.4)	(685.0)	-53.6	b	(697.0)	-12.0	
Provision for doubtful receivables	(7.4)	(9.4)	-2.0	c	(3.0)	6.4	
Operating income	130.5	183.4	52.9 <+40.5%>		300.0	116.6 <+63.5%>	i
Interest expense — net	(10.6)	(1.7)	8.9	d	(13.0)	-11.3	
Dividend income	28.1	42.4	14.3	d	40.0	-2.4	
Gain (loss) on marketable securities and investments — net	5.2	(63.8)	-69.0	e			
Gain (loss) on property and equipment — net	(18.4)	8.3	26.7	f	33.0	47.3	
Other income— net	15.3	41.2	25.9	g			
Income from consolidated operations before income taxes	150.1	209.8	59.7 <+39.8%>		360.0	150.2 <+71.6%>	j
Income taxes	(74.8)	(93.8)	-19.0		(150.0)	-56.2	
Minority interests in income of consolidated subsidiaries	(15.7)	(30.7)	-15.0		(30.0)	0.7	
Equity in earnings of affiliated companies	56.4	97.1	40.7	h	100.0	2.9	
Net income	116.0	182.4	66.4 <+57.2%>		280.0	97.6 <+53.5%>	k
Core earnings (*1)	211.8	330.6	118.8 <+56.1%>		430.0	99.4 <+30.1%>	

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

(*2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 4,145.9 billion yen and 3,491.1 billion yen for the year ended March 31, 2005 and the year ended March 31, 2004, respectively.

Assets and Liabilities

	Mar. 31, 2004	Mar. 31, 2005	Increase or decrease	Mar. 31, 2006 (Outlook)	Increase or decrease
Total assets	8,392.8	9,149.9	757.1	9,500.0	350.1
(Current assets)	4,270.0	4,873.7	603.7	4,950.0	76.3
(Investments and non-current receivables)	2,599.9	2,820.2	220.3	3,050.0	229.8
(Property and equipment-net, other)	1,522.9	1,456.0	-66.9	1,500.0	44.0
Total shareholders' equity	1,224.9	1,504.5	279.6	1,750.0	245.5
Interest bearing liabilities (*3) Gross	4,012.4	4,099.1	86.7	4,200.0	100.9
Interest bearing liabilities (*3) Net	3,520.8	3,479.0	-41.8	3,600.0	121.0
(Debt-to-equity ratio – Gross)	3.3	2.7	-0.6	2.4	-0.3
(Debt-to-equity ratio – Net)	2.9	2.3	-0.6	2.1	-0.2

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133".

Cash Flows

	Mar. 31, 2004	Mar. 31, 2005	
Oerating activities	234.4	148.6	... Working capital increased at Metal One, but this was offset somewhat by strong cash flows from resource-related businesses and overseas automobile businesses.
Investing activities	(62.8)	(51.6)	... Proceeds from sales of property and equipment were outweighed by payments for new investments in automobile-related and resource-related businesses.
Free cash flow	171.6	97.0	
Financing activities	(35.1)	3.3	... Loans increased to fund the growth in working capital at Metal One, but this was offset by the repayment of loans at other subsidiaries.
Increase/decrease of cash and cash equivalents	126.9	101.2	

Summary of Fiscal 2005 Results

Overview

(1) Consolidated net income and core earnings both up more than 50% to all-time highs

Owing to strong commodity markets, the Energy Business and Metals posted solid earnings growth. Other business groups recorded big earnings increases as well, notably Machinery.

As a result, consolidated net income was up 57% to an all-time high of 182.4 billion yen.

Core earnings, an indication of the company's earning power, rose 56% to 330.6 billion yen, also a new record.

Operating income was up 41% to 183.4 billion yen, the highest level since fiscal 1992.



Billion Yen
4-Year Earnings Data
350
300
250
200
150
100
50
0
330.6
211.8
182.1
183.4
134.8
130.5
182.4
100.6
68.2
116.0
60.7
62.0
March 31,2002
March 31,2003
March 31,2004
March 31,2005
Net income
Operating income
Core earnings

(2) All business segments post earnings growth of at least 10%

Continuing on from the previous year, earnings rose by more than 10% in all business segments.

(3) Shareholders' equity tops 1.5 trillion yen

Shareholders' equity increased 279.6 billion yen during the past fiscal year, topping 1.5 trillion yen for the first time. Driving this growth were higher retained earnings due to the strong operating results and an increase in net unrealized gains on securities available for sale.

The debt-to-equity ratio was 2.3 times compared with 2.9 times one year earlier.

Major Year-on-Year Changes

Major Year-on-Year Changes

a. Gross profit (Increased 108.5 bil. yen)

Gross profit rose 14%. One contributor was strength in markets for steel products, petroleum products and petrochemical products. Growth was also driven by expansion in food-related businesses and by other factors.

b. Selling, general and administrative expenses (Increased 53.6 bil. yen)

There was a decline in amortization expenses for the pension funding shortfall at the parent company, but total SG&A expenses increased because of business expansion at food-related subsidiaries and settlement loss (-22.8 bil. yen) resulting from the transfer of the substitutional portion of the employee's pension fund.

c. Provision for doubtful receivables (Increased 2.0 bil. yen)

Reflects absence of the gain on the reversal of reserves following the collection of certain receivables in the previous fiscal year.

d. Net financial income (Improved 23.2 bil. yen)

Improvement was mainly due to higher dividend income from resource-related companies and to the consolidation of a European automobile sales finance company.

e. Gain (loss) on marketable securities and investments—net (Decreased 69.0 bil. yen)

- Write-off of marketable securities (available for sale) ......
  -10.7 bil. yen (-12.4 bil. yen <— -1.7 bil. yen)
- Impairment losses on non-performing assets ......
  -39.0 bil. yen (-84.9 bil. yen<— -45.9 bil. yen)
  (Including LAWSON goodwill write-down loss of 54.4 bil. yen)
- Other gains on sales of shares, etc.... -19.3 bil. yen (33.5 bil. yen <— 52.8 bil. yen)

f. Gain (loss) on property and equipment (Increased 26.7 billion yen)

Higher than the previous year because of gains on sales of a Shinagawa building and of real estate held by Japanese subsidiaries.

g. Other income — net (Increased 25.9 bil. yen)

Improved due to the recording of a 38.5 bil. yen gain on the transfer of the substitutional portion of the employee's pension fund.

h. Equity in earnings of affiliated companies (Increased 40.7 bil. yen)

A big increase because of strong performances in the resources and petrochemical product fields, as well as equity in earnings of an investment fund.

Segment Overview



Billion Yen
Net Income by Segment
March 2004
March 2005
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
2.4
14.1
38.7
-43.0
18.1
44.9
-42.3
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Major Changes

New Business Initiative....Higher earnings from increase in capital gains from investments

Energy Business.... Higher earnings due to increase in earnings from oil transactions and strong performances at overseas resource development companies

Metals....Higher earnings due to earnings growth at Metal One driven by favorable market trends and an increase in earnings involving overseas resource activities

Machinery....Strong performances by shipping-related businesses, industrial machinery, real estate and automobiles

Chemicals....Higher earnings due to upturn in petrochemical product markets

Living Essentials.... Higher earnings due to expansion in food-related businesses and to transfer of LAWSON to this group

Fiscal 2006 Outlook and Dividend Policy

Overview

In fiscal 2006, the second year of the four-year INNOVATION 2007 plan, MC will continue to solidify its operating base by concentrating on future growth businesses and fostering human resources. Due to the benefits of sharply higher natural resources prices, MC is forecasting consolidated net income of 280.0 bil. yen in fiscal 2006, another record high. During INNOVATION 2007, MC's goal is to establish an operating framework that can consistently generate consolidated net income of at least 200.0 bil. yen.

Main Points

i. Operating income... 300.0 bil. yen

Operating income is expected to rise 116.6 bil. yen to 300.0 bil. yen due mainly to higher coking coal prices and expansion of food-related businesses.

j. Income from consolidated operations before income taxes ... 360.0 bil. yen

In addition to the increase in operating income, income from consolidated operations before income taxes is expected to benefit from a decline in write-offs of non-performing assets. As a result, MC is forecasting a 150.2 bil. yen increase to 360.0 bil. yen.

k. Net income.... 280.0 bil. yen

Net income growth will be backed by higher income from consolidated operations before income taxes and an expected continuation of higher equity in earnings of affiliated companies. MC is therefore forecasting an increase of 97.6 bil. yen (54%) to 280.0 bil. yen.

Dividend Policy

As in the past, MC will base its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. However, beginning with fiscal 2005, MC has also adopted a stance that links dividends to earnings, thereby providing for a direct return of earnings to shareholders in line with operating results in each fiscal year. Accordingly, MC will pay a dividend per share of 18 yen applicable to fiscal 2005. In fiscal 2006, assuming that the above forecasts are met, MC plans to raise the dividend by 8 yen to 26 yen per share.

[Change of major indices]		Year ending Mar. 31, 2006	Year ended Mar. 31, 2005	Increase or decrease	Year ended Mar. 31, 2004
Crude oil	(USD/BBL)	38.0	38.5	-0.5 (-1%)	27.0
Foreign Exchange	(YEN/USD)	100.0	107.5	-7.5% (7% yen appreciation)	113.2
Interest	(%)TIBOR	0.20	0.09	0.11 (+122%)	0.09

Corrected Statement

April 28, 2005
Mitsubishi Corporation

Results for Fiscal 2005 (Ended March 2005), and Outlook for Fiscal 2006 (US GAAP)

Consolidated Income

(Billions of Yen)	For the fiscal year ended March 31, 2004	For the fiscal year ended March 31, 2005 (unaudited)	Increase or decrease		Outlook for the fiscal year ending Mar.2006	Increase or decrease	
Operating transactions	15,177.0	17,132.7	1,955.7		17,500.0	367.3	
Gross profit	769.3	877.8	108.5 <+14.1%>	a	1,000.0	122.2 <+13.9%>	
Selling, general and administrative expenses	(631.4)	(685.0)	-53.6	b	(697.0)	-12.0	
Provision for doubtful receivables	(7.4)	(9.4)	-2.0	c	(3.0)	6.4	
Operating income	130.5	183.4	52.9 <+40.5%>		300.0	116.6 <+63.5%>	i
Interest expense — net	(10.6)	(1.7)	8.9	d	(13.0)	-11.3	
Dividend income	28.1	42.4	14.3	d	40.0	-2.4	
Gain (loss) on marketable securities and investments — net	5.2	(63.8)	-69.0	e	33.0	47.3	
Gain (loss) on property and equipment — net	(18.4)	8.3	26.7	f			
Other income— net	15.3	41.2	25.9	g			
Income from consolidated operations before income taxes	150.1	209.8	59.7 <+39.8%>		360.0	150.2 <+71.6%>	j
Income taxes	(74.8)	(93.8)	-19.0		(150.0)	-56.2	
Minority interests in income of consolidated subsidiaries	(15.7)	(30.7)	-15.0		(30.0)	0.7	
Equity in earnings of affiliated companies	56.4	97.1	40.7	h	100.0	2.9	
Net Income	116.0	182.4	66.4 <+57.2%>		280.0	97.6 <+53.5%>	k
Core earnings (*1)	211.8	330.6	118.8 <+56.1%>		430.0	99.4 <+30.1%>	

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

(*2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 4,145.9 billion yen and 3,491.1 billion yen for the year ended March 31, 2005 and the year ended March 31, 2004, respectively.

Assets and Liabilities

	Mar. 31, 2004	Mar. 31, 2005	Increase or decrease	Mar. 31, 2006 (Outlook)	Increase or decrease
Total assets	8,392.8	9,093.4	700.6	9,500.0	406.6
(Current assets)	4,270.0	4,865.9	595.9	4,950.0	84.1
(Investments and non-current receivables)	2,599.9	2,771.1	171.2	3,050.0	278.9
(Property and equipment-net, other)	1,522.9	1,456.4	-66.5	1,500.0	43.6
Total shareholders' equity	1,224.9	1,504.5	279.6	1,750.0	245.5
Interest bearing liabilities (*3) Gross	4,012.4	4,042.5	30.1	4,200.0	157.5
Interest bearing liabilities (*3) Net	3,520.8	3,430.3	-90.5	3,600.0	169.7
(Debt-to-equity ratio – Gross)	3.3	2.7	-0.6	2.4	-0.3
(Debt-to-equity ratio – Net)	2.9	2.3	-0.6	2.1	-0.2

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133".

Cash Flows

	Mar. 31, 2004	Mar. 31, 2005	
Oerating activities	234.4	148.2	… Working capital increased at Metal One, but this was offset somewhat by strong cash flows from resource-related businesses and overseas automobile businesses.
Investing activities	(62.8)	(2.4)	… Proceeds from sales of property and equipment were offset by payments for new investments in automobile-related and resource-related businesses.
Free cash flow	171.6	145.8	
Financing activities	(35.1)	(53.4)	… Loans increased to fund the growth in working capital at Metal One, but this was outweighed by the repayment of loans at other subsidiaries.
Increase/decrease of cash and cash equivalents	126.9	93.3	

Summary of Fiscal 2005 Results

Overview

(1) Consolidated net income and core earnings both up more than 50% to all-time highs

Owing to strong commodity markets, the Energy Business and Metals posted solid earnings growth. Other business groups recorded big earnings increases as well, notably Machinery.

As a result, consolidated net income was up 57% to an all-time high of 182.4 billion yen.

Core earnings, an indication of the company's earning power, rose 56% to 330.6 billion yen, also a new record.

Operating income was up 41% to 183.4 billion yen, the highest level since fiscal 1992.



Billion Yen
4-Year Earnings Data
350
300
250
200
150
100
50
0
134.8
182.1
211.8
330.6
68.2
100.6
130.5
183.4
182.4
116.0
60.7
62.0
March 31,2002 March 31,2003 March 31,2004 March 31,2005
Net income
Operating income
Core earnings

(2) All business segments post earnings growth of at least 10%

Continuing on from the previous year, earnings rose by more than 10% in all business segments.

(3) Shareholders' equity tops 1.5 trillion yen

Shareholders' equity increased 279.6 billion yen during the past fiscal year, topping 1.5 trillion yen for the first time. Driving this growth were higher retained earnings due to the strong operating results and an increase in net unrealized gains on securities available for sale.

The debt-to-equity ratio was 2.3 times compared with 2.9 times one year earlier.

Major Year-on-Year Changes

Major Year-on-Year Changes

a. Gross profit (Increased 108.5 bil. yen)

Gross profit rose 14%. One contributor was strength in markets for steel products, petroleum products and petrochemical products. Growth was also driven by expansion in food-related businesses and by other factors.

b. Selling, general and administrative expenses (Increased 53.6 bil. yen)

There was a decline in amortization expenses for the pension funding shortfall at the parent company, but total SG&A expenses increased because of business expansion at food-related subsidiaries and settlement loss (-22.8 bil. yen) resulting from the transfer of the substitutional portion of the employee's pension fund.

c. Provision for doubtful receivables (Increased 2.0 bil. yen)

Reflects absence of the gain on the reversal of reserves following the collection of certain receivables in the previous fiscal year.

d. Net financial income (Improved 23.2 bil. yen)

Improvement was mainly due to higher dividend income from resource-related companies and to the consolidation of a European automobile sales finance company.

e. Gain (loss) on marketable securities and investments—net (Decreased 69.0 bil. yen)

- Write-off of marketable securities (available for sale) ……
  -10.7 bil. yen (-12.4 bil. yen <— -1.7 bil. yen)
- Impairment losses on non-performing assets ……
  -39.0 bil. yen (-84.9 bil. yen<— -45.9 bil. yen)
  (including LAWSON goodwill write-down loss of 54.4 bil. yen)
- Other gains on sales of shares, etc.… -19.3 bil. yen (33.5 bil. yen <— 52.8 bil. yen)

f. Gain (loss) on property and equipment (Increased 26.7 billion yen)

Higher than the previous year because of gains on sales of a Shinagawa building and of real estate held by Japanese subsidiaries.

g. Other income — net (Increased 25.9 bil. yen)

Improved due to the recording of a 38.5 bil. yen gain on the transfer of the substitutional portion of the employee's pension fund.

h. Equity in earnings of affiliated companies (Increased 40.7 bil. yen)

A big increase because of strong performances in the resources and petrochemical product fields, as well as equity in earnings of an investment fund.

Segment Overview



Billion Yen
Net Income by Segment
March 2004
March 2005
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
2.4
14.1
38.7
-43.0
18.1
44.9
-42.3
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Major Changes

New Business Initiative....Higher earnings from increase in capital gains from investments
Energy Business.... Higher earnings due to increase in earnings from oil transactions and strong performances at overseas resource development companies
Metals....Higher earnings due to earnings growth at Metal One driven by favorable market trends and an increase in earnings involving overseas resource activities
Machinery....Strong performances by shipping-related businesses, industrial machinery, real estate and automobiles
Chemicals....Higher earnings due to upturn in petrochemical product markets
Living Essentials.... Higher earnings due to expansion in food-related businesses and to transfer of LAWSON to this group

Fiscal 2006 Outlook and Dividend Policy

Overview

In fiscal 2006, the second year of the four-year INNOVATION 2007 plan, MC will continue to solidify its operating base by concentrating on future growth businesses and fostering human resources. Due to the benefits of sharply higher natural resources prices, MC is forecasting consolidated net income of 280.0 bil. yen in fiscal 2006, another record high. During INNOVATION 2007, MC's goal is to establish an operating framework that can consistently generate consolidated net income of at least 200.0 bil. yen.

Main Points

i. Operating income... 300.0 bil. yen

Operating income is expected to rise 116.6 bil. yen to 300.0 bil. yen due mainly to higher coking coal prices and expansion of food-related businesses.

j. Income from consolidated operations before income taxes … 360.0 bil. yen

In addition to the increase in operating income, income from consolidated operations before income taxes is expected to benefit from a decline in write-offs of non-performing assets. As a result, MC is forecasting a 150.2 bil. yen increase to 360.0 bil. yen.

k. Net income.... 280.0 bil. yen

Net income growth will be backed by higher income from consolidated operations before income taxes and an expected continuation of higher equity in earnings of affiliated companies. MC is therefore forecasting an increase of 97.6 bil. yen (54%) to 280.0 bil. yen.

Dividend Policy

As in the past, MC will base its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. However, beginning with fiscal 2005, MC has also adopted a stance that links dividends to earnings, thereby providing for a direct return of earnings to shareholders in line with operating results in each fiscal year. Accordingly, MC will pay a dividend per share of 18 yen applicable to fiscal 2005. In fiscal 2006, assuming that the above forecasts are met, MC plans to raise the dividend by 8 yen to 26 yen per share.

FY2005 Results - Supplement –
(Corrections of Consolidated Financial Statements)

October 28, 2005

Mitsubishi Corporation

(Previous Statement) Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3,526
3.8
937.1
3,520.8
2.9
1,223.6
3,479.0
2.3
1,504.5
March 2003
March 2004
March 2005
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity-ratio (Net)

(Corrected Statement) Shareholders' Equity and Interest Bearing Liabilities

October 28, 2005
Mitsubishi Corporation



(Billion Yen)
(x)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3,526.
3.8
937.1
3,520.8
2.9
1,223.6
3,430.3
2.3
1,504.5
March 2003
March 2004
March 2005
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity-ratio (Net)